SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated September 1, 1999

                               Alexa Ventures Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Alexa Ventures Inc.

Date: September 1, 1999                                     Mr. Gerry A. Racicot
                                                            President

                                     [LOGO]
                                      ALEXA
                                  VENTURES INC.

PRESS RELEASE
October 08, 1999

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                                     TSE:AXA
                                  OTC BB:ALVEF

Further to the press release of September 16, 1999, Alexa Ventures Inc. (Alexa) has negotiated a broker private placement for 700,000 units at $1.128 per unit. Each unit consists of one common share of Alexa and one warrant with a strike price of $ 1.41 maturing in two years.

Canaccord Capital Corp. will receive a commission of 3% on the private placement.

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

  THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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                                 818 Erie Street
                           Stratford, Ontario N4Z 1A2
        Tel: (519) 273-0503 Fax: (519) 273-1684 Tor. Tel: (905) 454-8880